

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>MAIL STOP 3561</u>

July 9, 2009

Mr. George R. Bracken
Senior Vice President – Finance
National Beverage Corp.
8100 SW Tenth Street, Suite 4000
Ft. Lauderdale, FL 33324

> **Re:** **National Beverage Corp.**
> **Form 10-K**
> **Filed July 17, 2008**
> **File No. 001-14170**
> **Schedule 14A**
> **Filed August 29, 2008**

Dear Mr. Bracken:

We issued a comment letter to you on the above captioned filings on May 8, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 23, 2009 to provide a substantive response to the comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by July 9, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jay Williamson at (202) 551-3393 with any questions.

Sincerely,

John Reynolds
Assistant Director